Exhibit 99.1

ICON Announces Appointment of Mr. Ronan Murphy to Board of Directors

DUBLIN--(BUSINESS WIRE)--October 24, 2016--ICON plc, (NASDAQ:ICLR) global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Mr. Ronan Murphy as a non-executive director.

Mr. Murphy is the former Senior Partner of PwC, Ireland's largest professional services firm with almost 100 partners and employing over 2,000 people. Mr. Murphy was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in June 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015.

Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. As an Assurance Partner, he served clients across many sectors. In 1995, Mr. Murphy joined the firm’s leadership team and held a number of operational leadership roles, prior to being appointed as Partner in Charge of the firm's Assurance Practice in 2003, a position he held for four years prior to his appointment as Senior Partner.

In early 2016, Mr. Murphy was appointed as a non-executive director of Davy Stockbrokers, and he chairs their Audit Committee. He is also a Director of Liberty Insurance's operations in Ireland and also chairs the Audit Committee.

Mr. Murphy currently serves as a Board Member of the UCD Michael Smurfit Business School and is a founding Board Member of the British Irish Chamber of Commerce.

Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.

"I am very pleased that Mr. Murphy has joined the board" commented Mr. Declan McKeon, acting Chairman of the Board. "His leadership of PwC, Ireland’s largest professional services firm, and his extensive business experience and expertise across many industry sectors will bring invaluable expertise to the ICON board”.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 88 locations in 37 countries and has approximately 12,600 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Contact:
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000